1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Science-Based Industrial Park,
Hsin-Chu, Taiwan
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑                    Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐                    No ☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: __________.)

FOR IMMEDIATE RELEASE

CONTACT IN TAIWAN
Elizabeth Sun/Julie Chan/Eric Chiang
Investor Relations Division
TSMC
invest@tsmc.com
886-3-568-2085/2080/2087

Topics in This Report

•	Revenue Analysis

•	Utilization & Capacity

•	Profit & Expense Analysis

•	Financial Condition Review

•	Cash Flow & CapEx

•	Recap of Recent Important Events & Announcements

4Q04 Quarterly Management Report
January 27, 2005

Operating Results Review:

Summary:
(Amount in NT$ billion except noted otherwise)	4Q04	3Q04	4Q03	QoQ	YoY
EPS (NT$ per com. shr.)	0.96	1.20	0.68	-20.5%	40.1%
(US$ per ADR unit)	0.15	0.18	0.10

Net Sales	63.87	69.74	57.78	-8.4%	10.5%
Gross Profit	27.15	32.14	22.71	-15.5%	19.6%
Operating Expense	(6.12)	(6.02)	(6.08)	1.8%	0.7%
Non-Operating Items	1.07	2.01	0.94	-46.9%	13.0%
Net Income	22.18	27.93	16.00	-20.6%	38.6%

Wafers Shipped (kpcs 8 inch-equiv.)	1,220	1,333	1,127	-8.5%	8.3%
Capacity Utilization	88%	103%	101%	-14.7%	-12.6%

Net Profit Margin	34.7%	40.1%	27.7%

Remarks:

The fourth quarter EPS of NT$0.96 represents a 20.5% decrease compared with 3Q04. The unconsolidated operating results of 4Q04 are summarized below:

Net sales declined 8.4% to NT$63.9 billion compared with NT$69.7 billion in the third quarter. The decrease in fourth quarter revenue mainly reflected an 8.5% decrease in wafer shipments and a 2.9% depreciation of the US dollar against local currency, ameliorated by a 1.7% increase in wafer average selling price (ASP).

Gross profit decreased to NT$27.2 billion, representing a 15.5% decline from the previous quarter. Gross margin reduced to 42.5% from 46.1% in 3Q04 due mainly to lower levels of wafer output, an unfavorable exchange rate, and the ramp-up of Fab 14, a new 12-inch wafer fab.

Operating expenses increased slightly to NT$6.1 billion from the previous quarter’s NT$6.0 billion. The increase is the result of 14.3% higher R&D expenses netted by an 11.7% decline of SG&A expenses.

Combined non-operating income and long-term investment gains of NT$1.1 billion was 46.9% lower than in the previous quarter. The reduction was mainly the result of less profitable operating performance by TSMC subsidiary/affiliates and lower gains from other non-operating items.

Income before tax declined 21.5% sequentially to NT$22.1 billion. The Company’s provision for tax expenses of NT$2.6 billion was more than offset by an investment tax credit of NT$2.7 billion. TSMC’s 4Q04 net income was NT$22.2 billion with a net margin of 34.7%.

TSMC January 27, 2005	Page 2

I. Revenue Analysis

I — 1. Wafer Sales Analysis

By Application	4Q04	3Q04	4Q03
Computer	35%	31%	35%
Communication	41%	42%	42%
Consumer	16%	20%	17%
Industrial/Others	6%	5%	4%
Memory	2%	2%	2%

By Technology	4Q04	3Q04	4Q03
0.13um-	36%	30%	18%
0.15/0.18um	34%	38%	45%
0.25um	14%	14%	20%
0.35um+	9%	10%	10%
0.50um+	7%	8%	7%

By Customer Type	4Q04	3Q04	4Q03
Fabless	66%	69%	71%
IDM	33%	31%	29%
System	1%	0%	0%

By Geography	4Q04	3Q04	4Q03
North America	75%	75%	75%
Asia Pacific	10%	11%	12%
Europe	7%	7%	5%
Japan	8%	7%	8%

Revenue Analysis:

Net sales decreased 8.4% to NT$63.9 billion compared with NT$69.7 billion in the third quarter. The decrease in fourth quarter revenue mainly resulted from an 8.5% decrease in wafer shipments and a 2.9% depreciation of the US dollar against local currency, ameliorated by a 1.7% increase in wafer average selling price (ASP).

Revenues from computer applications continued to grow in this quarter while revenues from both communication applications and consumer applications declined.

Demand from advanced technologies — defined as 0.13-micron and below — strengthened further in 4Q04 with 90nm commencing volume production with very high yield and good quality. Revenue contribution from advanced technology wafers increased to 36% of total wafer sales, compared to 30% in the previous quarter.

IDM wafer sales weighting during the quarter rose to 33% from 31% in the previous quarter while Fabless accounted for 66%. The increase in IDM weighting was mainly attributable to continuous IDM outsourcing in advanced technology.

Geographically, the distribution remained similar to the previous quarter.

ASP Trend:

Continuing from 3Q04’s 1.4% increase, ASP rose again by 1.7% in this quarter. This quarter’s ASP increase was attributable to a better product mix.

TSMC January 27, 2005	Page 3

II. Utilization & Capacity

Utilization Rate:

Overall capacity utilization decreased to 88% in this quarter from 103% in the third quarter.

II — 2. Capacity

	4Q04	2004	1Q05
Fab / (Wafer size)	(Act.)	(Act.)	(Est.)
Fab-2 (6")[1]	248	930	238
Fab-3 (8")	247	922	234
Fab-5 (8")	124	470	119
Fab-6 (8")	217	813	203
Fab-7 (8")	40	165	36
Fab-8 (8")	224	823	215
Fab-12 (12")[2]	80	244	85
Fab-14 (12")[2]	6	6	18
TSMC — owned capacity 8"-equivalent Kpcs	1,184	4,279	1,172
Wafer Tech (8")	97	373	95
SSMC (8")	39	136	41
TSMC (Shanghai) (8")	1	1	9
Total TSMC — managed 8"-equivalent Kpcs	1,320	4,788	1,317

Note: 1. Figues represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78

2.	Figues represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25

Capacity:

Total TSMC managed capacity in 4Q04 was 1,320 kpcs/quarter in terms of 8-inch equivalent wafers, representing 4.8% sequential capacity growth, where 12-inch wafer capacity increased 24.6% sequentially.

Overall installed capacity for year 2004 was about 4.8 million 8-inch equivalent wafers.

While the majority of TSMC fabs will conduct annual maintenance in 1Q05, TSMC managed capacity is expected to remain about the same at 1,317 kpcs 8-inch equivalent wafers.

Overall installed capacity for year 2005 is expected to reach 5.95 million 8-inch equivalent wafers, representing 24% year-on-year growth. Capacity for 90 nanometers, which are produced only from 12-inch wafers, will increase 18 times, and the overall 12-inch wafer capacity will more than double.

TSMC January 27, 2005	Page 4

III. Profit & Expense Analysis

III — 1. Gross Profit Analysis

(Amount: NT$ billion)	4Q04	3Q04	4Q03
COGS	36.7	37.6	35.1
Depreciation	14.9	13.7	13.9
Other MFG Cost	21.8	23.9	21.2

Gross Profit	27.2	32.1	22.7

Gross Margin
- TSMC	42.5%	46.1%	39.3%
- TSMC w/o affiliates	47.8%	51.9%	44.2%

Gross Profit Analysis:

Gross profit decreased to NT$27.2 billion, representing a 15.5% decline from the previous quarter. Gross margin reduced to 42.5% from 46.1% in 3Q04 mainly due to lower levels of wafer output, an unfavorable exchange rate, and the ramp-up of Fab 14.

During the quarter, the gross margin from TSMC’s own fab manufacturing activities declined to 47.8% from 51.9% in 3Q04.

III — 2. Operating Expense Analysis

(Amount: NT$ billion)	4Q04	3Q04	4Q03
Total Operating Exp.	6.12	6.02	6.08

SG&A	2.56	2.90	2.03

Research & Development	3.57	3.12	4.06

Operating Expenses:

Operating expenses increased slightly to NT$6.1 billion. R&D expenditures were sequentially higher due mainly to further development efforts related to 65-nm process technology and more engineering wafers to support the Fab14 ramp-up. SG&A expenditures were sequentially lower mainly because Fab14 stopped incurring opening expenses as it commenced commercial production during 4Q04. Overall, operating expenses represented 9.6% of net sales, compared to last quarter’s 8.6%.

III — 3. Non-Operating Items

(Amount: NT$ million)	4Q04	3Q04	4Q03
Non-Operating Income/(Exp.)	457	630	(193)
Net Interest Income/(Exp.)	227	228	(14)
Other Non-Operating	230	402	(178)

L-T Investments	609	1,378	1,135
WaferTech*	891	1,643	549
SSMC	31	268	131
Vanguard	423	326	99
TSMC (Shanghai)	(359)	(237)	(1)
Miscellaneous	(377)	(622)	357

Total Non-Operating Items	1,066	2,008	942

*	Operation results only; does not include amortization of impaired assets.

Non-Operating Items:

Combined non-operating income and long-term investment gains decreased 46.9% to NT$1.1 billion from NT$2.0 billion in the previous quarter.

During the quarter, non-operating income amounted to NT$457 million, NT$173 million lower than last quarter’s income of NT$630 million. This decrease was due mainly to lower royalty income accrued and the revaluation losses of short-term investments in marketable securities, offset partially by higher foreign exchange gains from hedging activities.

Long-term investment gains declined to NT$609 million, compared to NT$1,378 million in 3Q04. The decrease mainly resulted from lower utilization levels at WaferTech and SSMC, and higher expenses incurred at TSMC (Shanghai). These were offset partially by the continuous improvement in Vanguard and smaller losses in miscellaneous others.

TSMC January 27, 2005	Page 5

IV. Financial Condition Review

IV — 1. Liquidity Analysis

(Amount: NT$ billion)	4Q04	3Q04	4Q03
Cash & S-T Investments	118.5	124.4	110.8
Accounts Receivable — Trade	27.2	33.4	25.6
Inventory	14.2	12.6	10.9
Deferred Income Tax Assets	8.8	2.5	8.3
Total Current Assets	173.7	177.7	158.5

Accounts Payable	40.8	28.3	17.7
Current Portion of Bonds Payable	10.5	5.0	5.0
Accrued Liabilities and Others	9.3	11.0	7.8
Total Current Liabilities	60.6	44.2	30.5

Current Ratio (x)	2.9	4.0	5.2

Net Working Capital	113.0	133.4	128.0

Liquidity Analysis:

Total current assets were NT$4.0 billion lower on a sequential basis. The decrease was mainly attributable to lower cash & short-term investment and accounts receivable, partially offset by higher inventory and deferred income tax assets. The NT$5.9 billion decrease in cash and short-term investment was due mainly to a long-term investment of NT$5.6 billion in a structured note during this quarter, and a reclassification of NT$4.9 billion of such notes from short-term to long-term investment made in the previous quarter.

Meanwhile, total current liabilities increased significantly due mainly to the increase of accounts payable resulting from the faster move-in of 12-inch production equipment in this quarter and the increase of the current portion of bonds payable.

As a result, the Company’s current ratio declined to 2.9x and net working capital reduced to NT$113.0 billion, a decrease of NT$20.4 billion over the previous quarter.

Receivable/Inventory Days Trend:

Days of receivables increased to 45 days compared with 43 days in 3Q04, reflecting slower business activities during 4Q04.

Days of Inventory increased to 41 days as compared to 38 days in the previous quarter. The increase was due mainly to the combination of higher values of WIP for increased 12-inch production and higher finished goods.

IV — 3. Debt Service

(Amount: NT$ billion)	4Q04	3Q04	4Q03
Cash & S-T Investments	118.5	124.4	110.8

Interest-Bearing Debt	30.0	35.0	35.0

Net Cash Reserves	88.5	89.4	75.8

Debt Service:

Net cash reserves, defined as the excess of cash and short-term investments over interest-bearing debt, decreased by NT$0.9 billion to NT$88.5 billion in 4Q04.

Interest-bearing debt reduced to NT$30 billion as NT$5 billion bonds were redeemed in this quarter.

TSMC January 27, 2005	Page 6

V. Cash Flow & CapEx

V — 1. Cash Flow Analysis

(Amount: NT$ billion)	4Q04	3Q04	4Q03
Net Income	22.2	27.9	16.0
Depreciation & Amortization	16.6	15.4	15.5
Other Op Sources/(Uses)	(2.1)	(5.1)	(0.0)
Total Op Sources/(Uses)	36.7	38.2	31.5

Capital Expenditure	(20.5)	(16.5)	(12.8)
Short Term Investment	(6.9)	(4.9)	(0.9)
Long Term Investment	(17.0)	(7.3)	(2.0)
Other Investing Sources/(Uses)	(0.0)	(0.4)	(0.2)
Net Investing Sources/(Uses)	(44.4)	(29.1)	(15.9)

Cash dividends paid to common stocks	0.0	(12.2)	0.0
Bonus paid to Employees	0.0	(0.7)	0.0
Payment on long-term bonds payable	(5.0)	0.0	0.0
Other Financing Sources/(Uses)	(0.1)	(0.1)	(0.1)
Net Financing Sources/(Uses)	(5.1)	(12.9)	(0.1)

Net Cash Position Changes	(12.8)	(3.9)	15.6

Cash Balance	65.5	78.3	98.3

Summary of Cash Flow:

During the quarter, TSMC generated NT$36.7 billion operating cash inflow mainly from net income of NT$22.2 billion and depreciation & amortization of NT$16.6 billion. This was partially offset by increases in working capital.

Net cash used in investing activities totaled NT$44.4 billion including (i) capital spending of NT$20.5 billion, (ii) a continued accumulation of NT$6.9 billion in short-term investments, and (iii) long-term investments of NT$3.5 billion in government and corporate bonds, NT$2.9 billion capital injection to TSMC (Shanghai), and NT$5.6 billion in a structured note and a NT$4.9 billion reclassification of such notes.

A net cash outflow of NT$5.1 billion in financing activities was largely attributable to the Company’s NT$5.0 billion bond redemption.

As a result, TSMC ended the quarter with a cash balance of NT$65.5 billion.

Operating Cash Flow Trend:

Operating cash flow of NT$36.7 billion was slightly lower than the previous quarter due mainly to lower net income.

CapEx
(in US$ million)	1Q04	2Q04	3Q04	4Q04	2004
TSMC	489	683	484	621	2,277
WaferTech	14	27	26	5	72
TSMC (Shanghai)	1	9	8	51	69
Total	504	719	518	677	2,418

Capital Spending:

Capital expenditures for TSMC alone during the quarter totaled US$621 million. Most of the spending was for 12-inch capacity ramp-up in Fab 12 and Fab 14.

Capital spending for WaferTech was US$5 million, and US$51 million for TSMC (Shanghai).

For Year 2004, total capital expenditures for TSMC as a group amounted to US$2.4 billion, including US$2.3 billion for TSMC, US$72 million for WaferTech, and US$69 million for TSMC (Shanghai).

TSMC January 27, 2005	Page 7

VI. Recap of Recent Important Events & Announcements

•	TSMC Verifies Fully Functional 90 Nanometer Chips Using Immersion Lithography Tools (2004/12/22 )

•	TSMC Holds A Special Shareholders’ Meeting To Approve Amendment of Dividend Policy (2004/12/21 )

•	TSMC 0.18-Micron High-Voltage Technology Goes to Volume Production (2004/11/23)

•	TSMC Is Awarded Best IR by A Taiwan Company by IR Magazine (2004/11/04)

•	TSMC Board of Directors Proposes Amendment of Dividend Policy (2004/11/02)

•	TSMC Aims to be Best Partner in “Invented/Made in China” Arena (2004/10/28)

•	Freescale and TSMC to Develop Silicon-on-Insulator Technology (2004/10/12)

Please visit TSMC’s Web site (http://www.tsmc.com) for details about these and other announcements.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
Unconsolidated Balance Sheet

As of December 31, 2004 and 2003
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	December 31, 2004			December 31, 2003		YoY
ASSETS	USD	NTD	%	NTD	%	Move	Inc.(Dec.)%
Cash	2,053	65,532	13.4	98,288	24.8	(32,756)	(33.3)
Short Term Investment	1,660	52,979	10.9	12,559	3.2	40,420	321.8
Accounts Receivable — Trade	852	27,205	5.6	25,643	6.5	1,562	6.1
Inventories	444	14,172	2.9	10,907	2.8	3,265	29.9
Other Current Assets	432	13,779	2.8	11,129	2.7	2,650	23.8

Total Current Assets	5,441	173,667	35.6	158,526	40.0	15,141	9.6

Long Term Investment	2,297	73,293	15.0	37,965	9.6	35,328	93.1

Fixed Assets	16,543	527,982	108.4	435,801	109.9	92,181	21.2
Less Accumulated Depreciation	(9,400)	(300,006)	(61.6)	(247,514)	(62.4)	(52,492)	21.2

Net Fixed Assets	7,143	227,976	46.8	188,287	47.5	39,689	21.1

Other Assets	395	12,617	2.6	11,639	2.9	978	8.4

Total Assets	15,276	487,553	100.0	396,417	100	91,136	23.0

LIABILITIES
Accounts Payable	304	9,687	2.0	10,584	2.7	(897)	(8.5)
Payables to Contractors and Equipment Suppliers	976	31,154	6.4	7,118	1.8	24,036	337.7
Accrued Expenses and Other Current Liabilities	291	9,298	1.9	7,836	1.9	1,462	18.7
Current Portion of Bonds Payable	329	10,500	2.2	5,000	1.3	5,500	31.9

Total Current Liabilities	1,900	60,639	12.5	30,538	7.7	30,101	98.6

Bonds Payable	611	19,500	4.0	30,000	7.6	(10,500)	(35.0)
Other Long Term Liabilities	265	8,449	1.7	6,665	1.7	1,784	26.8

Total Liabilities	2,776	88,588	18.2	67,203	17.0	21,385	31.8

SHAREHOLDERS’ EQUITY
Capital Stock	7,285	232,520	47.7	202,666	51.1	29,854	14.7
Capital Surplus	1,771	56,537	11.6	56,856	14.3	(319)	(0.6)
Legal Reserve	800	25,528	5.2	20,802	5.2	4,726	22.7
Special Reserve	—	—	—	69	0.0	(69)	—
Retained Earnings	2,763	88,202	18.1	50,229	12.7	37,973	75.6
Treasury Stock	(50)	(1,595)	(0.3)	(1,633)	(0.4)	38	(2.3)
Unrealized Loss on Long-term Investments	—	—	—	(0)	(0.0)	0	—
Cumulated Translation Adjustment	(69)	(2,227)	(0.5)	225	0.1	(2,452)	—

Total Equity	12,500	398,965	81.8	329,214	83.0	69,751	21.2

Total Liabilities & Shareholders’ Equity	15,276	487,553	100.0	396,417	100	91,136	23.0

Note: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.92 per U.S. dollar as of December 31, 2004

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
Unconsolidated Balance Sheet

As of December 31 and September 30, 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD))(1)

	December 31, 2004			September 30, 2004		QoQ
ASSETS	USD	NTD	%	NTD	%	Move	Inc.(Dec.)%
Cash	2,053	65,532	13.4	78,290	16.9	(12,758)	(16.3)
Short Term Investment	1,660	52,979	10.9	46,128	10.0	6,851	14.9
Accounts Receivable — Trade	852	27,205	5.6	33,415	7.2	(6,210)	(18.6)
Inventories	444	14,172	2.9	12,629	2.7	1,544	12.2
Other Current Assets	432	13,779	2.8	7,220	1.6	6,558	90.8

Total Current Assets	5,441	173,667	35.6	177,682	38.4	(4,015)	(2.3)

Long Term Investment	2,297	73,293	15.0	58,186	12.6	15,107	26.0

Fixed Assets	16,543	527,982	108.4	492,964	106.6	35,018	7.1
Less Accumulated Depreciation	(9,400)	(300,006)	(61.6)	(285,808)	(61.8)	(14,198)	5.0

Net Fixed Assets	7,143	227,976	46.8	207,156	44.8	20,820	10.1

Other Assets	395	12,617	2.6	19,484	4.2	(6,867)	(35.2)

Total Assets	15,276	487,553	100.0	462,508	100.0	25,045	5.4

LIABILITIES
Accounts Payable	304	9,687	2.0	12,997	2.8	(3,310)	(25.5)
Payables to Contractors and Equipment Suppliers	976	31,154	6.4	15,261	3.3	15,893	104.1
Accrued Expenses and Other Current Liabilities	291	9,298	1.9	10,974	2.4	(1,676)	(15.3)
Current Portion of Bonds Payable	329	10,500	2.2	5,000	1.1	5,500	110.0

Total Current Liabilities	1,900	60,639	12.5	44,232	9.6	16,407	37.1

Bonds Payable	611	19,500	4.0	30,000	6.5	(10,500)	(35.0)
Other Long Term Liabilities	265	8,449	1.7	9,013	1.9	(564)	(6.3)

Total Liabilities	2,776	88,588	18.2	83,245	18.0	5,343	6.4

SHAREHOLDERS’ EQUITY
Capital Stock	7,285	232,520	47.7	232,519	50.2	1	0.0
Capital Surplus	1,771	56,537	11.6	56,529	12.2	8	0.0
Legal Reserve	800	25,528	5.2	25,528	5.5	—	0.0
Special Reserve	—	—	—	—	—	—	—
Retained Earnings	2,763	88,202	18.1	66,007	14.3	22,195	33.6
Treasury Stock	(50)	(1,595)	(0.3)	(1,617)	(0.3)	22	(1.4)
Unrealized Loss on Long-term Investments	—	—	—	(3)	(0.0)	3	—
Cumulated Translation Adjustment	(69)	(2,227)	(0.5)	300	0.1	(2,528)	—

Total Equity	12,500	398,965	81.8	379,263	82.0	19,702	5.2

Total Liabilities & Shareholders’ Equity	15,276	487,553	100.0	462,508	100.0	25,045	5.4

Note: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NT$31.92 per U.S. dollar as of December 31, 2004

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Three Months Ended December 31, 2004, December 31, 2003 and September 30, 2004
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	Year over Year Comparison					Sequential Comparison
	Q4 2004		% of	Q4 2003	YoY	Q4 2004		% of	Q3 2004	QoQ
	USD	NTD	Sales	NTD	Inc.(Dec.) %	USD	NTD	Sales	NTD	Inc.(Dec.) %
Net Sales	1,936	63,875	100.0	57,780	10.5	1,936	63,875	100.0	69,735	(8.4)
Cost of Sales	(1,113)	(36,722)	(57.5)	(35,073)	4.7	(1,113)	(36,722)	(57.5)	(37,595)	(2.3)

Gross Profit	823	27,153	42.5	22,707	19.6	823	27,153	42.5	32,140	(15.5)

Operating Expenses
Research and Development Expenses	(108)	(3,568)	(5.6)	(4,055)	(12.0)	(108)	(3,568)	(5.6)	(3,123)	14.3
General and Administrative Expenses	(65)	(2,153)	(3.4)	(1,765)	21.9	(65)	(2,153)	(3.4)	(2,578)	(16.5)
Selling and Marketing Expenses	(13)	(404)	(0.6)	(262)	54.4	(13)	(404)	(0.6)	(318)	27.1

Total Operating Expenses	(186)	(6,125)	(9.6)	(6,082)	0.7	(186)	(6,125)	(9.6)	(6,019)	1.8

Income from Operations	637	21,028	32.9	16,625	26.5	637	21,028	32.9	26,121	(19.5)

Net Non-operating Income (Expenses)	15	457	0.7	(192)	—	15	457	0.7	630	(27.4)
Investment Gain (Loss)	18	609	1.0	1,135	(46.4)	18	609	1.0	1,378	(55.8)

Income before Income Tax	670	22,094	34.6	17,568	25.8	670	22,094	34.6	28,129	(21.5)

Income Tax Credit (Expenses)	2	90	0.1	(1,566)	—	2	90	0.1	(196)	—

Net Income	672	22,184	34.7	16,002	38.6	672	22,184	34.7	27,933	(20.6)

Diluted Earnings Per Ordinary Share	0.03	0.96		0.68	40.1	0.03	0.96		1.20	(20.5)

Earnings Per ADR (2)	0.15	4.77		3.40		0.15	4.77		3.72

Weighted Average Outstanding Shares (‘M) (3)		23,255		23,337			23,255		23,270

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD32.99 per U.S. dollar for the fourth quarter of 2004.

(2)	1 ADR equals 5 ordinary shares.

(3)	Total weighted average outstanding shares for 4Q ‘03 has been retroactively adjusted for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED INCOME STATEMENT

For the Twelve Months Ended December 31, 2004 and 2003
(Expressed in Million New Taiwan Dollars (NTD) and U.S. Dollars (USD) (1)
Except for Per Share Amounts and Shares Outstanding)

	2004		% of	2003	YoY
	USD	NTD	Sales	NTD	Inc.(Dec.) %
Net Sales	7,653	255,992	100.0	201,904	26.8
Cost of Sales	(4,360)	(145,831)	(57.0)	(129,012)	13.0

Gross Profit	3,294	110,161	43.0	72,892	51.1

Operating Expenses
Research and Development Expenses	(374)	(12,516)	(4.9)	(12,713)	(1.5)
General and Administrative Expenses	(280)	(9,367)	(3.7)	(6,338)	47.8
Selling and Marketing Expenses	(43)	(1,455)	(0.6)	(1,193)	21.9

Total Operating Expenses	(698)	(23,338)	(9.1)	(20,244)	15.3

Income from Operations	2,596	86,823	33.9	52,648	64.9

Net Non-operating Expenses	27	916	0.4	(2,411)	—
Investment Loss	121	4,040	1.6	791	410.5

Income before Income Tax	2,744	91,779	35.9	51,028	79.9

Income Tax Credit (Expenses)	16	537	0.2	(3,769)	—

Net Income	2,760	92,316	36.1	47,259	95.3

Diluted Earnings Per Ordinary Share (2)	0.12	3.97		2.02	96.8

Earnings Per ADR (3)	0.59	19.85		10.09

Weighted Average Outstanding Shares (’M) (4)		23,255		23,337

Note: (1)	New Taiwan dollars have been translated into U.S. dollars at the weighted average rate of NTD 33.45 per U.S. dollar for the twelve months of 2004.

(2)	EPS calculation for 2003 is after deducting a cash dividend payment on NT$13,000 million of preferred stock paying an annual rate of 3.5% at the period from January 1 to May 29, 2003. The preferred stock was redeemed on May 29, 2003.

(3)	1 ADR equals 5 ordinary shares.

(4)	Total weighted average outstanding shares were 23,255M shares for the twelve months ended December 31, 2004 and 23,337M shares for the twelve months ended December 31, 2003 after the retroactive adjustments for stock dividends and stock bonus.

TAIWAN SEMICONDUCTOR MANUFACTURING CO., LTD.
UNCONSOLIDATED STATEMENT OF CASH FLOWS

For the Twelve Months Ended December 31, 2004
(Figures in Million of New Taiwan Dollars (NTD) and U.S. Dollars (USD)) (1)

	12 Months 2004		4Q 2004	3Q 2004	4Q 2003
	USD	NTD	NTD	NTD	NTD
Cash Flows from Operating Activities:
Net Income	2,760	92,316	22,184	27,933	16,002
Depreciation & Amortization	1,886	63,072	16,615	15,371	15,495
Deferred Income Tax	(33)	(1,101)	(226)	46	1,566
Investment Loss (Gain) Recognized by Equity Method	(121)	(4,040)	(608)	(1,378)	(1,135)
Gain on Sale of Long-Term Investments	—	(2)	—	0	(13)
Changes in Working Capital & Others	(196)	(6,565)	(1,231)	(3,813)	(432)

Net Cash Provided from Operating Activities	4,296	143,680	36,734	38,159	31,483

Cash Flows from Investing Activities:
Increase in Short-Term Investments	(1,310)	(43,823)	(6,851)	(4,929)	(865)
Increase in Long-Term Investments	(906)	(30,291)	(17,009)	(7,339)	(1,955)
Acquisition of Fixed Assets	(2,277)	(76,171)	(20,521)	(16,471)	(12,832)
Proceeds from Sales of Long-Term Investments	—	8	—	0	18
Proceeds from Disposal of Properties	51	1,714	1,404	60	18
Increase in Deferred Assets	(72)	(2,404)	(1,351)	(412)	(345)
Decrease (Increase) in Deposit-Out	3	92	(56)	(3)	110

Net Cash Used in Investing Activities	(4,511)	(150,875)	(44,384)	(29,094)	(15,851)

Cash Flows from Financing Activities:
Cash Dividend — Common Shares	(364)	(12,160)	—	(12,160)	—
Increase in Treasury Stocks	(211)	(7,060)	—	—	—
Repayment of corporate bonds	(149)	(5,000)	(5,000)	—	—
Bonus Paid to Employees	(20)	(682)	—	(682)	—
Cash Dividend — Preferred Shares	(6)	(184)	—	—	—
Decrease in Guarantee Deposits & Others	(10)	(351)	(112)	(75)	(75)
Bonus Paid to Directors and Supervisors	(4)	(128)	—	—	—
Issuance of stocks option		4	4	—	—

Net Cash Used in Financing Activities	(764)	(25,561)	(5,108)	(12,917)	(75)

Net Increase (Decrease) in Cash and Cash Equivalents	(979)	(32,756)	(12,758)	(3,852)	15,557

Cash and Cash Equivalents at Beginning of Period	2,939	98,288	78,290	82,142	82,731

Cash and Cash Equivalents at End of Period	1,960	65,532	65,532	78,290	98,288

Note: (1)	New Taiwan dollar amounts have been translated into U.S. dollars at the rate of NTD33.45 per U.S. dollar, the weighted average exchange rate for the twelve months of 2004.

TSMC

2004 Fourth Quarter Results Investor Conference

January 27th, 2005

TSMC IR
Jan. 27, 2005
Empowering Innovation

TSMC 2004 Fourth Quarter Results Investor Conference January 27th, 2005

Agenda

- Welcome
- 2004 4Q Financial Results (unconsolidated) — Lora Ho
- Remarks — Morris Chang
- Q&A

TSMC IR
Jan. 27, P. 2
Empowering Innovation

Agenda Welcome 2004 4Q Financial Results Lora Ho (unconsolidated) Remarks Morris Chang Q&A

Safe Harbor Notice TSMC's statements of its current expectations are forward- looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. Information as to those factors that could cause actual results to vary can be found in TSMC's Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the "SEC") on May 28, 2004, and such other documents as TSMC may file with, or submit to, the SEC from time to time. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

4Q'04 Result Highlights

Amount:NT$ billion	4Q'04 Amount	3Q'04 Amount	4Q'03 Amount
Net Sales	63.87	69.74	57.78
Net Income	22.18	27.93	16.00
EPS (NT$)	0.96	1.20	0.68
Cash and S-T Investment	118.51	124.42	110.85
Interest-bearing Debt	30.00	35.00	35.00
Shareholders' Equity	398.97	379.26	329.21
Wafers Shipped (Kpcs)	1,220	1,333	1,127
Utilization (%)	88%	103%	101%
ROE (%) *	22.8%	30.6%	19.9%

* Annualized ROE for the quarter.

TSMC IR
Jan. 27, P. 4
Empowering Innovation

* Annualized ROE for the quarter. 4Q'04 Result Highlights

Income Statement - QoQ Comparison

TSMC w/o Affiliates

NT$ billion	4Q04		3Q04	
Net Sales	56.5	100.0%	60.9	100.0%
COGS	(29.5)	-52.2%	(29.3)	-48.1%
Gross Profit	27.0	47.8%	31.6	51.9%

Amount:NT$ billion	4Q'04 Amount	4Q'04 %	3Q'04 Amount	3Q'04 %	QOQ %
Net Sales	63.87	100.0%	69.74	100.0%	-8%
COGS	(36.72)	-57.5%	(37.60)	-53.9%	-2%
Gross Profit	27.15	42.5%	32.14	46.1%	-16%
Operating Expense	(6.12)	-9.6%	(6.02)	-8.6%	2%
Operating Income	21.03	32.9%	26.12	37.5%	-19%
Net Non-operating Income (Exp.)	0.46	0.7%	0.63	0.9%	-27%
Investment Income	0.61	1.0%	1.38	2.0%	-56%
Income before Tax	22.09	34.6%	28.13	40.3%	-21%
Income Tax Credit (Exp.)	0.09	0.1%	(0.20)	-0.3%	-
Net Income	22.18	34.7%	27.93	40.1%	-21%
EPS (NT$)	0.96		1.20		-21%

TSMC IR
Jan. 27, P. 5

Empowering Innovation

Income Statement - QoQ Comparison

Income Statement - YoY Comparison

TSMC w/o Affiliates

NT$ billion	4Q'04		4Q'03	
Net Sales	56.5	100.0%	50.6	100.0%
COGS	(29.5)	-52.2%	(28.2)	-55.8%
Gross Profit	27.0	47.8%	22.4	44.2%

Amount:NT$ billion	4Q'04 Amount	%	4Q'03 Amount	%	YOY %
Net Sales	63.87	100.0%	57.78	100.0%	11%
COGS	(36.72)	-57.5%	(35.07)	-60.7%	5%
Gross Profit	27.15	42.5%	22.71	39.3%	20%
Operating Expense	(6.12)	-9.6%	(6.08)	-10.5%	1%
Operating Income	21.03	32.9%	16.63	28.8%	26%
Net Non-operating Income (Exp.)	0.46	0.7%	(0.19)	-0.3%	-
Investment Income	0.61	1.0%	1.14	2.0%	-46%
Income before Tax	22.09	34.6%	17.57	30.4%	26%
Income Tax Credit (Exp.)	0.09	0.1%	(1.57)	-2.7%	-
Net Income	22.18	34.7%	16.00	27.7%	39%
EPS (NT$)	0.96		0.68		40%

TSMC IR
Jan. 27, P. 6
Empowering Innovation

Income Statement - YoY Comparison

2004 Income Statement

TSMC w/o Affiliates

NT$Billion	2004		2003	
Net Sales	223.7	100.0 %	178.8	100.0 %
COGS	(115.4)	-51.6 %	(107.1)	-59.9 %
Gross Profit	108.4	48.4%	71.7	40.1%

Amount:NT$ Billion	2004 Amount	2004 %	2003 Amount	2003 %	YOY %
Net Sales	255.99	100%	201.90	100%	27%
COGS	(145.83)	-57%	(129.01)	-64%	13%
Gross Profit	110.16	43%	72.89	36%	51%
Operating Expense	(23.34)	-9%	(20.24)	-10%	15%
Operating Income	86.82	34%	52.65	26%	65%
Net Non-operating Income (Exp.)	0.92	0%	(2.41)	-1%	-
Investment Income (Loss)	4.04	2%	0.79	0%	411%
Income before Tax	91.78	36%	51.03	25%	80%
Income Tax Credit (Exp.)	0.54	0%	(3.77)	-2%	-
Net Income	92.32	36%	47.26	23%	95%
EPS (NT$)	3.97		2.02		97%
ROE (%)	25.4%		15.1%		

TSMC IR
Jan. 27, P.7
Empowering Innovation

2004 Income Statement

Balance Sheet & Key Indices

(Amount: NT$ billion)

Selected Items from Balance Sheet	4Q'04 Amount	4Q'04 %	3Q'04 Amount	3Q'04 %	4Q'03 Amount	4Q'03 %
Total Assets	**487.6**	100%	**462.5**	100%	**396.4**	100%
Cash & S-T Investments	118.5	24%	124.4	27%	110.8	28%
Accounts Receivable - Trade	27.2	6%	33.4	7%	25.6	6%
Inventory	14.2	3%	12.6	3%	10.9	3%
Deferred Income Tax Assets	8.8	2%	2.5	1%	8.3	2%
Total Current Assets	**173.7**	36%	**177.7**	38%	**158.5**	40%
Accounts Payable	40.8	8%	28.3	6%	17.7	4%
Current Portion of Bonds Payable	10.5	2%	5.0	1%	5.0	1%
Accrued Liabilities and Others	9.3	2%	11.0	2%	7.8	2%
Total Current Liabilities	**60.6**	12%	**44.2**	10%	**30.5**	8%
Long-Term Debt	**19.5**	4%	**30.0**	6%	**30.0**	8%
Total Equity	**399.0**	82%	**379.3**	82%	**329.2**	83%

Key Indices	4Q'04	3Q'04	4Q'03
A/R Turnover Days	45	43	40
Inventory Turnover Days	41	38	36
Current Ratio (x)	2.9	4.0	5.2
Net Working Capital	113.0	133.4	128.0

TSMC IR
Jan. 27, P. 8
Empowering Innovation

Balance Sheet & Key Indices

Cash Flows

Amount:NT$ billion	4Q'04 Amount	3Q'04 Amount	4Q'03 Amount
From Operation	**36.7**	**38.2**	**31.5**
- Net Profit	22.2	27.9	16.0
- Depreciation & Amortization	16.6	15.4	15.5
- Other Op Sources/(Uses)	(2.1)	(5.1)	(0.0)
From Investment	**(44.4)**	**(29.1)**	**(15.9)**
- Capital Expenditure	(20.5)	(16.5)	(12.8)
- S-T Investment	(6.9)	(4.9)	(0.9)
- L-T Investment	(17.0)	(7.3)	(2.0)
- Other Investing Sources/(Uses)	(0.0)	(0.4)	(0.2)
From Financing	**(5.1)**	**(12.9)**	**(0.1)**
- Repayment of Corporate Bonds	(5.0)	-	-
- Cash Dividend & Employee Bonus	-	(12.8)	-
- Other Financing Sources/(Uses)	(0.1)	(0.1)	(0.1)

TSMC IR
Jan. 27, P. 9
Empowering Innovation

Cash Flows

Capital Expenditures

Sales Breakdown by Technology

0.50u+
0.35u
0.25u
0.15/0.18u
0.13u-
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
11 42 24 12 11
17 45 20 9 9
19 47 19 8 7
18 45 20 10 7
20 44 18 11 7
25 42 15 10 8
30 38 14 10 8
36 34 14 9 7

TSMC IR
Jan. 27, P. 11
Empowering Innovation

Sales Breakdown by Technology

Sales Breakdown by Application

Computer
Comm.
Consumer
Memory
Others
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
6 2 13 38 41
5 2 16 34 43
5 2 21 36 36
4 2 17 42 35
4 2 17 45 32
5 1 22 45 27
5 2 20 42 31
6 2 16 41 35

TSMC IR
Jan. 27, P. 12
Empowering Innovation

Sales Breakdown by Application

Sales Breakdown by Geography

N. America
Asia
Europe
Japan
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
76 13 5 6
77 12 4 7
76 11 5 8
75 12 5 8
74 13 7 6
73 12 7 8
75 11 7 7
75 10 7 8

TSMC IR
Jan. 27, P. 13
Empowering Innovation

Note: This chart does not reflect the actual shipment destination of sales. Sales Breakdown by Geography

Sales Breakdown by Customer

Fabless
IDM
System
100%
75%
50%
25%
0%
1Q03
2Q03
3Q03
4Q03
1Q04
2Q04
3Q04
4Q04
0
1
1
0
1
1
0
1
32
26
26
29
30
31
31
33
68
73
73
71
69
68
69
66

TSMC IR
Jan. 27, P. 14
Empowering Innovation

Sales Breakdown by Customer

Fab Utilization and ASP Trend

1,800
1,200
600
0
Blended ASP per 8" eq. wafer (US$)
87%
102%
92%
104%
108%
101%
107%
105%
70%
44%
41%
50%
67%
85%
79%
61%
69%
88%
98%
101%
105%
106%
103%
88%
110%
100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Out Utilization Rate
1Q99
1Q00
1Q01
1Q02
1Q03
1Q04
Utilization
ASP

TSMC IR
Jan. 27, P. 15
Empowering Innovation

Fab Utilization and ASP Trend

Note: 1 Figures represent number of 6" wafers. Conversion to 8"-equivalent wafers is by dividing this number by 1.78. 2 Figures represent number of 12" wafers. Conversion to 8"-equivalent wafers is by multiplying this number by 2.25. Installed Capacity by Fab

Recap of Recent Major Events TSMC Verifies Fully Functional 90 Nanometer Chips Using Immersion Lithography Tools ( 2004/12/22 ) TSMC Holds A Special Shareholders' Meeting To Approve Amendment of Dividend Policy ( 2004/12/21 ) TSMC 0.18-Micron High-Voltage Technology Goes to Volume Production ( 2004/11/23 ) TSMC Is Awarded Best IR by A Taiwan Company by IR Magazine ( 2004/11/04) TSMC Board of Directors Proposes Amendment of Dividend Policy ( 2004/11/02) TSMC Aims to be Best Partner in "Invented/Made in China" Arena ( 2004/10/28 ) Freescale and TSMC to Develop Silicon-on-Insulator Technology ( 2004/10/12 ) Please visit TSMC's Web site (http://www.tsmc.com) for details and other announcements.

1Q'05 Guidance Wafer shipments to decrease by a single digit percentage point sequentially; Overall utilization rate to be about 78%; Gross profit margin to be in the range of 38% to 40%; ASP to remain at about the same level sequentially; 2005 CapEx to be in the range of US$2.5 - 2.7 billion.

http://www.tsmc.com
invest@tsmc.com

TSMC IR
Jan. 27, 2005
Empowering Innovation

http://www.tsmc.com invest@tsmc.com

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: January 27, 2005	By /s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer